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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seattle-Northwest Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Fifth Avenue, Suite 4300
(No. and Street)

Seattle   WA   98101

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Newhouse   (206) 628-2865

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – if individual, state last, first, middle name)

999 Third Avenue, Suite 2800, Seattle   WA   98104

(Address)   (City)   (State)   SEC Mail   (Zip Code)

Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant   MAR 01 2010

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.   Washington, DC
                                                           106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael Newhouse_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Seattle-Northwest Securities Corporation_____ , as of __December 31_____ , 20_09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

__Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEATTLE-NORTHWEST SECURITIES CORPORATION AND SUBSIDIARY

Report of Independent Registered
Public Accounting Firm
and Consolidated Statements
of Financial Condition

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Seattle-Northwest Securities Corporation and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Seattle-Northwest Securities Corporation and Subsidiary as of December 31, 2009 and 2008. These consolidated statements of financial condition are the responsibility of the management of Seattle-Northwest Securities Corporation and Subsidiary (the Company). Our responsibility is to express an opinion on the consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2009 and 2008 consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Seattle-Northwest Securities Corporation and Subsidiary as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 25, 2010

1

SEATTLE-NORTHWEST SECURITIES CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash	$ 1,978,402	$ 1,422,543
Deposits with Clearing Organization	567,116	737,116
Receivables		
Brokers and Dealers	1,142,373	17,274,203
Customers	-	1,106,504
Other	1,359,548	893,406
Securities Purchased Under Agreements to Resell	11,233,643	29,841,464
Securities Owned	15,423,770	41,797,856
Office Furniture, Equipment and Leasehold Improvements, net of Accumulated Depreciation and Amortization of $2,471,991 and $2,308,980	386,298	355,856
Intangible Assets Associated with Customer Relationships	258,333	308,333
Other Assets	394,683	357,929
	$ 32,744,166	$ 94,095,210

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
Bank Loans	$ 6,800,000	$ 10,100,000
Securities Sold Under Agreements to Repurchase	2,153,169	36,668,665
Payables to Brokers and Dealers	109,676	1,009,966
Payables to Customers and Non-Customers	-	924,281
Securities Sold But Not Yet Purchased	12,438,354	29,858,338
Accounts Payable	370,832	824,654
Accrued Liabilities	1,932,769	4,411,339
	23,804,800	83,797,243
Commitments and Contingencies (Note 5)		
Liabilities Subordinated to Claims of General Creditors (Note 7)	-	1,081,017
Common Stock (Note 7)	8,098	8,031
Additional Paid In Capital	11,521,865	11,425,851
Accumulated Deficit	(2,590,597)	(2,218,640)
Common Stock Purchase Loans	-	1,708
	8,939,366	9,216,950
	$ 32,744,166	$ 94,095,210

See accompanying notes.

2

Note 1 - Organization and Summary of Significant Accounting Policies

Organization - Seattle-Northwest Securities Corporation (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company operates primarily in the Northwest, however it also serves institutional and broker-dealer clients throughout the United States. The Company is also engaged in investment management services through SNW Asset Management, a wholly-owned subsidiary. The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation. The Company is wholly-owned by its employees either directly or through an Employee Stock Ownership Plan (ESOP). As of December 31, 2009 and 2008, the ESOP owned approximately 98% and 96%, respectively, of Seattle-Northwest Securities Corporation outstanding common stock.

FASB Codification - On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Company and is effective for the year ended December 31, 2009. The ASC did not affect the application of GAAP, but did affect the GAAP references included within the notes to the consolidated financial statements.

Receivables From and Payables to Brokers and Dealers - Such amounts principally represent the contract value of securities that have not been delivered or received by settlement date.

Receivables From and Payables to Customers and Non-Customers - Such amounts principally represent amounts due on cash and margin transactions. Securities owned by customers and non-customers are held as collateral for receivables. Such collateral is not reflected in the Company's consolidated financial statements.

Other Receivables - Such amounts principally represent amounts invoiced for financial advisory work performed. The Company provides an allowance for doubtful accounts based on management's evaluation of existing accounts outstanding and historical experience related to such activity. At December 31, 2009 and 2008, allowances for estimated losses on accounts totaled approximately $10,200 and $40,000, respectively.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are financing transactions that are collateralized by negotiable securities, in amounts equaling 100% of the agreements, and are carried at the amounts at which the securities will be subsequently repurchased or resold, as specified in the respective agreements, including accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by nationally recognized dealers or clearing houses. The Company monitors daily the market value of the securities acquired or sold as compared to the amounts due or owed under the resell or repurchase agreements, including accrued interest. The Company enters into new resell or repurchase agreements if any material deficiencies exist. The Company offsets certain resell and repurchase agreements that are executed with the same counterparty and meet criteria for the legal right of offset.

Securities Valuation - Securities inventory, which includes securities owned and securities sold but not yet purchased, is carried at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

The Company has various types of bonds in its securities inventory balance. All securities are categorized as Level 2 and are valued using observable inputs such as spreads to comparable agency securities, treasury securities, or published pricing scales.

Office Furniture, Equipment and Leasehold Improvements - Office furniture and equipment are carried at cost and are principally depreciated over their estimated useful lives according to accelerated methods of depreciation for both book and tax purposes. Leasehold improvements are also carried at cost and are amortized on an accelerated basis over the shorter of the term of the office lease or their estimated useful lives.

Intangible Asset Associated with Customer Relationships - In August 2007 and August 2002, the Company entered into a business combination and asset purchase transaction, respectively, to purchase customer relationships served by independent advisors for a purchase price of $250,000 each. The assets acquired by the Company primarily involve contracts with customers that will continue to be served by the Company. The resulting intangible assets are being amortized on a straight-line basis over a period of ten years. The Company performs impairment analyses annually. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the assets to fair value.

Income Taxes - The Company has been recognized by the Internal Revenue Service as a Subchapter S Corporation, which is a non-taxable entity. As the Company became a non-taxable entity effective July 1, 2003, the Company may be subject to taxes on any built-in gains if certain assets are sold prior to July 1, 2013.

Effective January 1, 2009 the Company adopted FASB Accounting Standards Codification (ASC) 740-10, relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosure required. The Company does not have any uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The U.S. federal statute of limitations remains open for 2006 and onward.

Financial Instruments - The Company's financial instruments consist of cash, accounts receivable, securities purchased under agreements to resell, securities owned, deposits with clearing organizations, bank loans, securities sold under agreements to repurchase, corporate and municipal securities sold short, payables to brokers and dealers, accounts payable, accrued liabilities and liabilities subordinated to claims of general creditors. The fair values of these financial instruments approximate their carrying values.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were issued.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities whose counterparties primarily include brokers and dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company has sold securities under agreements to repurchase with two counterparties totaling $2,153,169 and 100% of total securities sold under agreements to repurchase. The Company has purchased securities under agreements to resell with two counterparties totaling $10,544,375 and 94% of total securities purchased under agreements to resell.

The Company maintains its cash balances in financial institutions which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

Note 2 - Bank Loans

In the normal course of business, the Company borrows from a bank on a demand basis. Borrowings are secured by receivables from brokers, dealers and customers and securities owned, in amounts equaling 100% of outstanding borrowings, pledged as collateral. The Company had outstanding borrowings from the bank of $6,800,000 and $10,100,000 as of December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the stated interest rate on these borrowings was 1.75%.

Note 3 - Securities Owned and Securities Sold But Not Yet Purchased

Securities owned at December 31, consist of:

	2009	2008
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ 10,701,269	$ 38,542,612
Debt securities issued by states of the United States and political subdivisions of the states	3,900,183	1,386,541
Corporate debt securities	822,318	1,868,703
	$ 15,423,770	$ 41,797,856

Securities sold but not yet purchased at December 31, consist of:

	2009	2008
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ (12,438,354)	$ (29,858,338)

Note 4 - Related Parties

Certain related-party transactions, which are principally the execution of security trades and shareholder loans, occur between the Company, its principal shareholders and its related ESOP. Security trades are consummated under terms and conditions that are considered to be comparable to other customers. At December 31, 2009 and 2008, the amount of non-forgivable shareholder loans included in other receivables was $11,203 and $91,647, respectively.

Note 5 - Commitments and Contingencies

In the normal course of business, the Company enters into when-issued and underwriting commitments. The price of the underlying securities and date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. Losses may arise due to changes in the market value of the securities or from the inability of counterparties to meet the terms of the contract. Open commitments at December 31, 2009 and 2008, which were subsequently settled, had no material effect on the financial condition of the Company.

In connection with securities purchases, the Company is required to hold liquid assets as collateral with the custodian sufficient to cover the purchase price. At December 31, 2009 and 2008, $205,000 and $375,000 was held as collateral, respectively.

The aggregate annual non-cancelable rental commitments at December 31, 2009 under all office leases, subject to certain escalation charges, are as follows:

2010	$	679,083
2011		587,693
2012		575,771
2013		576,781
2014		355,368
	$	2,774,696

Note 6 - ESOP

The Company's ESOP covers all of the Company's eligible employees. An employee is eligible to participate in the ESOP on either July 1 or January 1 following their date of hire. Plan contributions are based on a percentage of an employee's elective deferrals as well as Company profitability. Employees vest in plan contributions over a three-year period. The amount of the annual Company contribution under the ESOP is determined based on the return on shareholders' equity achieved during the Company's fiscal year as well as the amount of total compensation an employee defers.

Note 7 - Buy-Sell Agreement

The Company has an agreement for the purchase and sale of stock that limits ownership and transferability of its shares amongst its employees and its ESOP. The agreement specifies the Company can redeem and cancel its shares at the fair market value of those shares in the event of death, disability or retirement of a shareholder/employee or under other circumstances with payment being made, if the Company so desires, in the form of a note which may be subordinated. Repayment of principal is made in four annual installments bearing interest at variable rates. During 2009, the Company cancelled all outstanding subordinated notes totaling $918,107 and reissued promissory notes which were subsequently paid in full. As of December 31, 2008, the Company had subordinated notes outstanding totaling $1,081,017.

Note 8 - Capital Requirements

The Company is required to maintain minimum capital as defined in certain "net capital rules" of the SEC. In 2009, the Company adopted the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit balances as defined in the Formula Reserve Requirements under Rule 15c3-3. At December 31, 2009 and 2008, the Company's net capital was $5,518,672 and $6,737,789, respectively, which exceeded minimum capital requirements by $5,268,672 and $6,380,280, respectively.

In 2009, the Company's net capital was 151988% of aggregate debit items. In 2008, the Company's ratio of aggregate indebtedness to net capital could not exceed 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .80 to 1.

Pursuant to SEC regulations, an independent auditor's report on internal control was filed along with the Company's annual audit report to the SEC. A copy of this report is currently available at the SEC's principal office in Washington D.C. and the SEC's Pacific Regional office in San Francisco.

Note 9 - Common Stock Purchase Loans

The Company has issued common stock to shareholders in exchange for common stock purchase loans. The loans have ten-year maturities, bear interest at 1.25% to 1.50% above the broker call rate, are adjusted on a monthly basis, and are secured by the common stock purchased by the shareholders.

Note 10 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Balance as of December 31, 2009
ASSETS				
Securities Purchased Under Agreements to Resell				
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	$ -	$ 11,233,643	$ -	$ 11,233,643
Securities Owned				
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	$ -	$ 10,701,269	$ -	$ 10,701,269
Debt securities issued by states of the				
United States and political subdivisions				
of the states	-	3,900,183	-	3,900,183
Corporate debt securities	-	822,318	-	822,318
Total Securities Owned	$ -	$ 15,423,770	$ -	$ 15,423,770
LIABILITIES				
Securities Sold Under Agreements to Repurchase				
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	$ -	$ (2,153,169)	$ -	$ (2,153,169)
Securities Sold But Not Yet Purchased				
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	$ -	$ (12,438,354)	$ -	$ (12,438,354)

Note 10 - Fair Value Measurements (Continued)

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Balance as of December 31, 2008
ASSETS				
Securities Purchased Under Agreements to Resell				
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	$ -	$ 29,841,464	$ -	$ 29,841,464
Securities Owned				
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	$ -	$ 38,542,612	$ -	$ 38,542,612
Debt securities issued by states of the				
United States and political subdivisions				
of the states	-	1,386,541	-	1,386,541
Corporate debt securities	-	1,868,703	-	1,868,703
Total Securities Owned	$ -	$ 41,797,856	$ -	$ 41,797,856
LIABILITIES				
Securities Sold Under Agreements to Repurchase				
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	$ -	$ (36,668,665)	$ -	$ (36,668,665)
Securities Sold But Not Yet Purchased				
Debt securities issued by the U.S.				
Treasury and other U.S. government				
corporations and agencies	$ -	$ (29,858,338)	$ -	$ (29,858,338)